Exhibit J

Jennifer Tan
Officer, Client Services
Telephone: 416.361.0930 ext.269
jtan@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

April 5, 2005

To All Applicable Exchanges and Commissions

Dear Sir or Madam:

RE: METALLICA RESOURCES INC. — Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the Annual and Special Meeting of Shareholders for METALLICA RESOURCES INC.

1.	ISIN -	CA53125J1049

2.	Date Fixed for the Meeting -	June 9, 2005

3.	Record Date For Notice -	May 4, 2005

4.	Record Date For Voting -	May 4, 2005

5.	Beneficial Ownership Determination Date-	May 4, 2005

6.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting-	Common

7.	Classes of Series of Securities that entitle the holder to vote at the meeting-	Common

8.	Business to be conducted at the meeting-	Non Routine

Yours Truly,
EQUITY TRANSFER SERVICES INC.